UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
 (Check One): ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐  Form 10-Q   ☐ Form 10-D ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:       December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:     N/A
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I – REGISTRANT INFORMATION

QUADRANT 4 SYSTEM CORPORATION
Full Name of Registrant

N/A
Former Name if Applicable

10300 W. Charleston Blvd., Suite 13-312
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89135
City, state and zip code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
 Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported by the Company in a Current Report on Form 8-K filed on December 15, 2016, the Board of Directors (the “Board”) of Quadrant 4 System Corporation (the “Company”) concluded that certain of the Company’s previously issued financial statements, and all earnings releases, press releases, regulatory filings and investor communications referencing such previously issued financial statements, should no longer be relied upon (the “Non-Reliance 8-K”).  As previously reported by the Company in a Current Report on Form 8-K filed on July 5, 2017, on June 29, 2017 (the “Petition Date”), the Company filed a voluntary petition for relief commencing a case under Chapter 11 of the United States Bankruptcy Code, 11 U.S.C. 101 et seq., designated as Case Number 17-19689 in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division.
Since the Petition Date, the Company has operated as debtor-in-possession under the Bankruptcy Code and has focused on the orderly disposition of its business.  The Company’s objective has been to maximize the value of its assets for the benefit of all of its creditors, shareholders, and other interested parties. These efforts continue. The Company is unable to predict the final outcome of such efforts at this time, however management continues to believe that there will be insufficient proceeds, after payment of administrative expenses, secured creditors and unsecured creditors, to make distributions to the Company’s shareholders.
The Company’s review of the underlying issues reported in the Non-Reliance 8-K continues, however, the Company has very limited personnel and other resources available for those purposes, particularly in light of the restrictions inherent to operating as debtor-in-possession.  The Company is therefore currently unable to perform a detailed review of its previously-issued financial statements in the manner required to issue restated financial statements for prior periods, or to issue financial statements for the year ended December 31, 2017 (or for any period falling within 2017).  Accordingly, the Company is unable to complete and file the Company’s Annual Report on Form 10-K which is required to be filed by April 2, 2018.  The Company cannot currently predict if, or when, it will be able to file its Annual Report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
Robert H. Steele	(855)	995-7367
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).                   ☐ Yes  ☒ No

The Company has not filed Quarterly Reports on Form 10-Q for the periods ended March 31, 2017, June 30, 2017, or September 30, 2017 for the reasons set forth in Part III above.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☒ Yes  ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted in Part III above, the Company (a) has previously concluded that certain of the Company’s previously issued financial statements, and all earnings releases, press releases, regulatory filings and investor communications referencing such previously issued financial statements, should no longer be relied upon; and (b) is currently unable (i) to perform a detailed review of its previously issued financial statements in the manner required to issue restated financial statements for prior periods, or to issue financial statements for the year ended December 31, 2017 (or for any period falling within 2017), and (ii) to predict if, or when, it will be able to file its Annual Report.  In the event that the Company is able to file its Annual Report, the Board and management currently believe that the Annual Report would reflect significant change in results of operations from the corresponding period for the last fiscal year.

QUADRANT 4 SYSTEM CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  April 2, 2018              By: /s/ Robert H. Steele
                                                   Robert H. Steele
                                                   Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).